Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

DECEMBER 31, 2010
(Expressed in US Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED) (Expressed in US Dollars)
(see Note 1 – Nature of Operations and Going Concern)

	December 31,	June 30,
	2010	2010
ASSETS
Current
Cash and cash equivalents	$10,654,859	$6,435,375
Restricted cash (Note 15b)	8,119,767	-
Accounts receivable	3,388,684	2,479,746
Marketable securities	74,401	71,388
Inventory (Note 4)	288,279	161,881
Future Financing Costs	4,351	1,778,152
Prepaid expenses	647,840	206,200
	23,178,181	11,132,742

Restricted Cash (Note 15c)	9,763,095	4,005,672
Property, Plant and Equipment (Note 5)	160,440,929	169,716,976
Intangible Assets (Note 6)	1,096,317	1,005,082
Resource Property Interests (Note 7)	2,805,456	1,413,309
	$197,283,978	$187,273,781
LIABILITIES
Current
Accounts payable and accrued liabilities	$5,124,512	$3,243,124
Short-term portion of long-term liabilities (Note 8)	21,142,775	153,708,330
	26,267,287	156,951,454

Long-term Payables	386,207	486,913
Lease Obligations	28,375	32,108
Deferred Gain (Note 17)	1,236,416	-
Long-term Liabilities (Note 8)	133,846,256	-
Cash Settled Option (Note 9)	1,985,784	2,722,396
Asset Retirement Obligation (Note 10)	1,381,532	1,291,274
	165,131,857	161,484,145

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	61,451,046	54,942,619
Warrants (Note 11)	3,504,787	-
Contributed Surplus	4,579,257	4,143,381
Accumulated Other Comprehensive Income	2,523,451	2,112,789
Deficit	(39,906,420)	(35,409,153)
	32,152,121	25,789,636
	$197,283,978	$187,273,781
Commitments (Note 15)
Contingent Liabilities (Note 19)
Subsequent Events (Note 20)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED INCOME STATEMENT
(UNAUDITED)
(Expressed in US Dollars)

	For the Three Months		For the Six Months
	ended December 31,		ended December 31,
	2010	2009	2010	2009

Revenue (Note 12)	$5,779,830	$2,644,045	$12,636,847	$2,644,045
Direct cost of energy production	(2,821,711)	(2,436,275)	(6,321,184)	(2,436,275)

Gross margin	2,958,119	207,770	6,315,663	207,770
Operating expenses	(1,780,002)	(1,168,824)	(2,773,234)	(2,008,292)
Operating profit (loss)	1,178,117	(961,054)	3,542,429	(1,800,522)
Other income (expenses)
Change in fair value of cash settled option	695,657	(426,309)	736,612	(1,084,185)
Financing expenses	-	(602,171)	(1,520,548)	(885,670)
Foreign exchange loss	(5,778)	(18,983)	(20,055)	(90,346)
Gain on sale of assets to Joint Venture	82,503	-	82,503	-
Interest expense (Note 13)	(4,811,574)	(6,009,812)	(10,857,425)	(6,009,812)
Change in long-term liability estimates (Note 13)	2,856,783	1,199,740	3,507,753	1,199,740
Interest income	24,523	16,902	31,464	33,521
	(1,157,886)	(5,840,633)	(8,039,696)	(6,836,752)
Net income (loss)	$20,231	$(6,801,687)	$(4,497,267)	$(8,637,274)

Income (loss) per share (Basic & diluted)	$0.00	$(0.07)	$(0.04)	$(0.09)

Weighted average number of common shares issued and outstanding (Basic & diluted)	116,321,504	95,406,575	106,286,830	94,993,398

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED) (Expressed in US Dollars)

	For the Three Months		For the Six Months
	ended December 31		ended December 31
	2010	2009	2010	2009

Cash flows used in operating activities
Net gain (loss) for the period	$20,231	$(6,801,687)	$(4,497,267)	$(8,637,274)
Items not requiring (providing) cash:
Amortization	9,023	2,568	17,874	5,946
Depreciation	1,734,004	1,440,469	3,517,964	1,456,416
Accretion of asset retirement obligation	24,419	15,883	48,838	34,267
Change in fair value of cash settled option	(695,657)	426,309	(736,612)	1,084,185
Non-cash interest	2,090,089	2,891,829	2,943,295	2,899,526
Change in long-term liability estimates	(2,856,783)	(1,199,740)	(3,507,753)	(1,199,740)
Stock-based compensation	434,412	135,187	442,930	177,358
Changes in non-cash working capital:
Increase in accounts receivable	(262,922)	(1,414,554)	(213,828)	(1,627,510)
Increase in inventory	(1,542)	-	(126,397)	-
Increase in prepaid expenses	(391,771)	(557,976)	(434,357)	(92,721)
(Decrease) increase in accounts payable	(9,173)	731,158	717,455	1,542,985
	94,330	(4,330,554)	(1,827,858)	(4,356,562)

Cash flows used in investing activities
Acquisition of intangible assets	(78,186)	(1,236,410)	(78,186)	(1,236,690)
Acquisition and construction of property, plant and equipment	(1,159,126)	(16,981,934)	(3,189,303)	(36,809,000)
Resource property interests	(1,472,082)	(99,004)	(1,558,998)	(225,109)
Government grants received	170,629	57,872,513	207,073	57,872,513
Deferred gain (Note 17)	1,236,416	-	1,236,416	-
Decrease (increase) in restricted cash	814,802	10,558,609	(13,877,189)	14,852,040
	(487,547)	50,113,774	(17,260,187)	34,453,754

Cash flows from financing activities
Proceeds from private placements net of costs	(10,740)	-	9,465,480	-
Proceeds from options exercised	9,524	733,779	18,231	748,132
Repayments of lease obligation	(2,382)	-	(4,764)	-
Future Financing costs	-	(281,209)	(143,538)	(343,078)
Repayments of long-term payables	(69,243)	(323,143)	(138,486)	(323,143)
Repayments of John Hancock loan	(1,715,708)	-	(1,932,980)	-
Repayments of TCW loan including transaction costs	(8,298)	(28,879,380)	(78,232,519)	(28,879,380)
Loan advances net of transaction costs	(23,064)	4,734,972	93,844,041	19,989,898
	(1,819,911)	(24,014,981)	22,875,465	(8,807,571)
Effect of exchange rate changes on cash and cash equivalents	332,584	(174,980)	432,064	(7,735)
Increase in cash and cash equivalents	(1,880,544)	21,593,259	4,219,484	21,281,886

Cash and cash equivalents, beginning of period	12,535,403	2,079,055	6,435,375	2,390,428
Cash and cash equivalents, end of period	$10,654,859	$23,672,314	$10,654,859	$23,672,314

Additional Cash Flow Information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
(Expressed in US Dollars)

	For the Three Months		For the Six Months
	ended December 31,		ended December 31,
	2010	2009	2010	2009

Net income (loss) for the period	$20,231	$(6,801,687)	$(4,497,267)	$(8,637,274)

Other comprehensive income
Foreign translation gain (loss)	326,121	(65,240)	407,649	(101,391)
Fair value adjustment on marketable securities	544	(5,906)	3,013	(31,998)

Comprehensive income (loss)	$346,896	$(6,872,833)	$(4,086,605)	$(8,770,663)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Six Months ended December 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

					Other Comprehensive Income (Loss)
					Currency	Revaluation of		Total
				Contributed	Translation	Marketable		Shareholders'
	Shares	Share Capital	Warrants	Surplus	Differences	Securities	Deficit	Equity

Opening Balance June 30, 2009	94,547,504	$53,857,748	$-	$4,250,432	$1,923,134	$(60,832)	$(17,427,702)	$42,542,780

Issued for cash
Stock options exercised	714,000	455,335	-	-	-	-	-	455,335
Agent options exercised	315,000	297,985	-	-	-	-	-	297,985
Stock options exercised - option valuation	-	224,813	-	(224,813)	-	-	-	-
Agent's options exercised - option valuation	-	106,738	-	(106,738)	-	-	-	-
Stock options granted	-	-	-	224,500	-	-	-	224,500
Currency translation difference	-	-	-	-	189,655	-	-	189,655
Decrease in marketable securities	-	-	-	-	-	(14,597)	-	(14,597)
Impairment of marketable securities	-	-	-	-	-	75,429	-	75,429
Net loss for the period	-	-	-	-	-	-	(17,981,451)	(17,981,451)

Balance as of June 30, 2010	95,576,504	54,942,619	-	4,143,381	2,112,789	-	(35,409,153)	25,789,636

Issued for cash
Stock options exercised	35,000	18,231	-	-	-	-	-	18,231
Private placement	20,700,000	6,483,139	2,985,199	-	-	-	-	9,468,338
Stock options exercised - option valuation	-	7,057	-	(7,057)	-	-	-	-
Warrants granted to TCW	-	-	519,588	-	-	-	-	519,588
Stock options granted	-	-	-	442,933	-	-	-	442,933
Currency translation difference	-	-	-	-	407,649	-	-	407,649
Increase in marketable securities	-	-	-	-	-	3,013	-	3,013
Net loss for the period	-	-	-	-	-	-	(4,497,267)	(4,497,267)
Closing Balance, December 31, 2010	116,311,504	$61,451,046	$3,504,787	$4,579,257	$2,520,438	$3,013	$(39,906,420)	$32,152,121

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and became a revenue generating company during the second fiscal 2010 quarter, the fourth calendar quarter of 2009. The Company was in the development stage until that point. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of geothermal electrical power and a developer of geothermal projects. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of other geothermal property interests at Pumpernickel Valley, North Valley (formerly Black Warrior) and Edna Mountain in Nevada, and holds a 50% interest in the Crump Geyser property in Oregon which is being developed as a joint venture.

On September 3, 2010, the Company closed a $98.5 million financing with John Hancock Life Insurance Company (“John Hancock”) at an interest rate of 4.14%. The proceeds from the loan are being used to fund drilling at the Company’s Blue Mountain project, and were used to fund reserve accounts and, combined with earnings during the first quarter, to pay the EIG Global Energy Partners (“EIG”) loan down to approximately $85.8 million. At the same time, the Company and EIG entered into a Consent and Waiver agreement, rectifying earlier non-compliance with loan terms in return for 4.5 million warrants, exercisable for 5 years, to purchase the Company’s shares at a price of CAD 1.50. Trust Company of the West (“TCW”) and EIG entered into a spinout agreement in October 2009. Under its terms, TCW transferred existing funds, accounts, clients and employees to the new entity. The previous TCW Energy and Infrastructure Group remains the manager of the Company’s loan, simply as part of a firm independent from TCW. EIG officially spun out from TCW on January 4, 2011.

The Company has successfully declared commercial operation at its Blue Mountain power plant facility and has reduced its cost of capital, however, the Company has no track record of operating profitably, and the Company’s subsidiary, NGP Blue Mountain I LLC (NGP I) must increase power production and reduce the EIG loan balance further to continue to meet loan covenants, such as a covenanted interest coverage ratio. Accordingly, the Company must raise additional funds to repay the EIG loan and increase power production under its PPA with NVE. No cash from the Blue Mountain project is available to the Company until the EIG loan balance is paid down to a target level, $66,709,285 at December 31, 2010, and loan covenants are met. As a result, the Company’s ability to continue as a going concern is dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in US dollars. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the year ended June 30, 2010, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended June 30, 2010.

b.	Changes in Accounting Policies

The Company made the following changes to its accounting policies during the six months ended December 31, 2010:

a)	CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments

Under the Company’s previous accounting policy for stock-based compensation, the Company accrued compensation costs in respect of share options granted during the period based on the assumption that all instruments subject only to a service requirement will vest. The effect of actual forfeitures was recognized as they occurred.

During the current reporting period, the Company changed its policy to base accruals of compensation cost on the best available estimate of the number of options or other equity instruments that are expected to vest and to revise that estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

Prior to the year ended June 30, 2010, the Company had not had any options forfeited, and accordingly an estimate of no forfeitures was reasonable for all options granted prior to the most recent grant. The change in the accounting policy will allow for the effect of the recent increase in forfeitures to be incorporated into the determination of the stock-based payment expense, and will accordingly give rise to more relevant and reliable information in the Company’s financial statements. In addition, the change aligns the treatment of stock-based compensation with the treatment that would have been required under both US GAAP and IFRS.

The effect of the change was to reduce the stock-based compensation expense for the quarter ended December 31, 2010 by $6,197. The change did not affect prior reporting periods.

b)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling interests

The abovementioned sections were released in January 2009 and adopted by the Company during the quarter ended September 30, 2010. The adoption of the new standards results in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The effect of the new standard on the Company will depend on the circumstances of future business combinations, if any.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Changes in Accounting Policies (continued)

c)	CICA handbook section 3855, Financial Instruments

In June 2009, the CICA amended Section 3855, Financial Instruments - Recognition and Measurement, to clarify the application of the effective interest method after a debt instrument has been impaired. This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment was adopted during the quarter ended September 30, 2010, but did not affect the Company’s financial statements.

d)	EIC 175, Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; requires, in situations where a vendor does not have vendor-specific objective evidence or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method; and requires expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The adoption of EIC 175 did not affect the Company’s financial statements for the period ended September 30, 2010 or December 31, 2010.

3.	FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

4.	INVENTORY

	December 31,	June 30,
	2010	2010

Chemicals	$91,893	$-
Spare parts	196,386	161,881
Balance as at December 31, 2010	$288,279	$161,881

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

		Office
		Furniture and	Field		Leasehold				Construction
	Computers	Equipment	Equipment	Vehicles	Improvements	Land	Plant	Wellfield	in progress	Spare parts	Total
Cost
Balance as at June 30, 2010	$109,632	$78,467	$73,008	$189,403	$12,200	$371,988	$96,413,693	$70,172,812	$7,221,212	$159,067	$174,801,482
Additions	1,802	23,506	27,415	18,674	-	-	1,032,478	1,949,526	3,292,521	-	6,345,922
Plant placed in service	-	-	-	-	-	-	-	9,546,125	(9,546,125)	-	-
Settlement received	-	-	-	-	-	-	(1,789,908)	-	-	-	(1,789,908)
Government loan guarantee	-	-	-	-	-	-	(5,773,490)	(4,545,527)	-	-	(10,319,017)
Foreign exchange movement	6,272	3,533	-	-	-	-	-	-	-	-	9,805
Balance as at December 31, 2010	$117,706	$105,506	$100,423	$208,077	$12,200	$371,988	$89,882,773	$77,122,936	$967,608	$159,067	$169,048,284

Accumulated depreciation
Balance as at June 30, 2010	$68,993	$34,766	$44,193	$54,622	$406	$-	$2,359,721	$2,521,805	$-	$-	$5,084,506
Depreciation for the period	6,404	5,844	6,378	14,101	1,538	-	1,635,404	1,848,294	-	-	3,517,963
Foreign exchange movement	4,350	1,898		-	-	-	-	(1,362)	-	-	4,886
Balance as at December 31, 2010	$79,747	$42,508	$50,571	$68,723	$1,944	$-	$3,995,125	$4,368,737	$-	$-	$8,607,355

Carrying amounts
At June 30, 2010	$40,639	$43,701	$28,815	$134,781	$11,794	$371,988	$94,053,972	$67,651,007	$7,221,212	$159,067	$169,716,976
Balance as at December 31, 2010	$37,959	$62,998	$49,852	$139,354	$10,256	$371,988	$85,887,648	$72,754,199	$967,608	$159,067	$160,440,929

For the six month period ended December 31, 2010, property, plant and equipment depreciation of $3,490,537 (December 31, 2009 – $1,423,704) has been included in Direct cost of energy production.

Interest of $140,309 was capitalized to property, plant and equipment during the six month period ended December 31, 2010 (December 31, 2009 -$7,594,052) .

Equipment with a value of $788,499 was received under the settlement during the quarter, and the remainder of the settlement of $1,001,409 is included in Accounts Receivable.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

6.	INTANGIBLE ASSETS

		Water	Royalty
	Software	Rights	Rights	Total
Cost
Balance as at June 30, 2010	$73,715	$17,016	$1,000,000	$1,090,731
Foreign exchange movement	3,646	-	-	3,646
Additions	78,027	30,216	-	108,243
Balance as at December 31, 2010	$155,388	$47,232	$1,000,000	$1,202,620

Accumulated amortization
Balance as at June 30, 2010	$68,651	$331	$16,667	$85,649
Amortization for the period	756	451	16,667	$17,874
Foreign exchange movement	2,780	-	-	$2,780
Balance as at December 31, 2010	$72,187	$782	$33,334	$106,303

Carrying amounts
Balance as at June 30, 2010	$5,064	$16,685	$983,333	$1,005,082
Balance as at December 31, 2010	$83,201	$46,450	$966,666	$1,096,317

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

7.	RESOURCE PROPERTY INTERESTS

The acquisition and deferred exploration and development expenditures of the Company’s resource property interests, all located in the U.S., are as follows:

		Blue Mountain			Pumpernickel
	Edna Mountain	Wind Project	Blue Mountain II	North Valley	Valley Project	Crump Geyser
	Project (Nevada)	(Nevada)	Project (Nevada)	Project (Nevada)	(Nevada)	Project (Oregon)	Total

Cost as at June 30, 2010	$29,488	$-	$-	$443,484	$315,595	$776,200	$1,564,767
Government grants applied	-	-	-	(17,269)	-	(134,189)	(151,458)
Balance as at June 30, 2010	$29,488	$-	$-	$426,215	$315,595	$642,011	$1,413,309

Additions for the period	3,526	54,161	54,819	41,171	193,747	1,318,427	1,665,851
Government grants applied	-	-	-	(13,713)	-	(259,991)	(273,704)
Net additions for the period	3,526	54,161	54,819	27,458	193,747	1,058,436	1,392,147

Costs as at December 31, 2010	33,014	54,161	54,819	484,655	509,342	2,094,627	3,230,618
Government grants applied	-	-	-	(30,982)	-	(394,180)	(425,162)
Balance as at December 31, 2010	$33,014	$54,161	$54,819	$453,673	$509,342	$1,700,447	$2,805,456

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES

	December 31,	June 30,
	2010	2010

Long-term liabilities - EIG Loan (a)	$73,668,301	$153,708,330
Long-term liabilities - John Hancock (b)	81,320,730	-
Short-term portion of long-term liabilities	(21,142,775)	(153,708,330)
	$133,846,256	$-

a)	EIG Loan

On August 29, 2008, the Company closed a financing with EIG (formerly TCW), a Washington based investment management firm, for an amount of up to $180 million. On September 3, 2010, a repayment of $81,027,405 was made on the EIG loan. At the same time, the Company entered into a Consent and Waiver agreement with EIG, rectifying the non-compliance with loan terms, and issued 4.5 millions warrants to EIG (see Note 11c). The fair value of the warrants of $519,588 was included in transaction costs capitalized to the loan. The Company and EIG also entered into an Amended and Restated Note Purchase Agreement in respect of the EIG loan. As at December 31, 2010, the Company was in compliance with the terms of the EIG loan.

As at December 31, 2010, the total amount due under the EIG loan was $87,087,240 (June 30, 2010 - $163,957,364). The effective interest rate of the instrument over its expected life is 17.66%. As at December 31, 2010, the fair value of the EIG loan is $108,947,108 (June 30, 2010 - $190,608,877). The fair value represents the discounted future cash flows of the EIG loan at the interest rate that would be available to the Company on the balance sheet date (10.04%).

The principal terms of the EIG loan in terms of the amended and restated note purchase agreement are:

  14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;

  Accrued interest was added to the principal prior to commercial operation and thereafter 6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;

  The principal is repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which increases to 100% while target loan balances are exceeded;

  Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 12.5% of the fair market value of the equity of NGP I (See Note 9);

  EIG released the NGP I security held in respect of the EIG loan upon closing of the John Hancock loan but has retained its lien on the equity interests in NGP Blue Mountain Holdco LLC which holds the equity interest in NGP I.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES (Continued)

a)	EIG Loan (continued)

  A Yield Maintenance Amount (“YMA”), equal to the difference between the present value of the remaining scheduled payments discounted at a US Treasury rate and the amount of principal being repaid, is payable if optional prepayments are made.

  An Alternative Yield Maintenance Premium (“AYMP”) is payable as follows:

    10% on principal repayments from grant proceeds before September 2, 2011;

    15% on principal repayments from equity issuances, proceeds of asset dispositions, grant proceeds or tax equity proceeds before March 2, 2012; and

    In addition, if these repayments are made before the dates mentioned above and reduce the balance of the loan below $70m, the YMA becomes payable.

The EIG debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security.

	December 31,	June 30,
	2010	2010
Opening balance	$153,708,330	$149,095,125

Loan proceeds	-	19,989,898
Loan repayments	(84,821,409)	(38,895,227)
Transaction costs	(777,472)	(61,558)
Net cash (repaid) borrowed during the period	(85,598,881)	(18,966,887)
Interest	7,951,284	23,264,074
Interest accretion	1,137,066	4,004,359
Adjustment: change in estimate of future cash flows	(3,529,498)	(3,688,341)
Balance, end of period	$73,668,301	$153,708,330

	December 31,	June 30,
	2010	2010
Balance, end of period per financial statements	$73,668,301	$153,708,330
Add back:
Transaction costs	9,713,119	8,935,647
Fair value of cash settled option at inception	1,759,501	1,759,501
Interest accretion	(6,049,398)	(4,912,333)
Adjustment: change in estimate of future cash flows	7,995,717	4,466,219
Amount owing to EIG	$87,087,240	$163,957,364

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES (Continued)

b)	John Hancock Loan

On September 3, 2010, the Company’s subsidiary NGP I closed a financing with John Hancock for $98.5 million.

The principle terms of the John Hancock loan are:

  The U.S. Department of Energy (“DOE”) has guaranteed 80% of the principal and interest of the loan;

  The proceeds of the John Hancock loan are to be used for drilling at the Company’s Blue Mountain project, fund reserve accounts for project expenses; and to pay a portion of the EIG loan;

  A maturity date of December 31, 2029;

  An interest rate of 4.14%;

  Payments are made quarterly, consisting of a blend of principal and interest;

  The John Hancock loan is a senior secured obligation of NGP I;

  John Hancock has first priority security interest in all NGP I assets; and

  Additional repayments in whole or in part, are subject to a Make Whole Amount. The Make Whole Amount is calculated as the excess of the discounted value of the remaining scheduled payments over the principal being repaid. The discounted value is calculated using the reinvestment yield, which is calculated as 0.5% over the yield to maturity of the US treasury securities with a maturity equal to the remaining average life of the principal being repaid.

Interest rate benefit of government guarantee:

The present value of the benefit attributed to the interest rate reduction obtained as a result of the DOE loan guarantee has been recognized as government assistance, and applied to property, plant and equipment.

As at December 31, 2010, the total amount due under the John Hancock loan was $96,567,020 (June 30, 2010 - $nil). The effective interest rate of the instrument over its expected life is 6.91%. As at December 31, 2010, the fair value of the John Hancock loan is $85,170,311. The fair value represents the discounted future cash flows of the JH loan at the interest rate that would be available to the Company on the balance sheet date (6.40%).

NGP I’s assets are not available to satisfy the obligations and debts of other group companies.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

8.	LONG-TERM LIABILITIES (Continued)

b)	John Hancock Loan (continued)

	December 31,	June 30,
	2010	2010

Loan proceeds	$98,500,000	$-
Loan repayments	(3,256,049)	-
Transaction costs	(5,490,066)	-
Net cash borrowed during the period	89,753,885	-
Interest rate benefit of government guarantee	(10,319,017)	-
Interest	1,323,069	-
Interest accretion	562,793	-
Balance, end of period	$81,320,730	$-

	December 31,	June 30,
	2010	2010
Balance, end of period per financial statements	$81,320,730	$-
Add back:
Transaction costs	5,490,066	-
Interest rate benefit of government guarantee	10,319,017	-
Interest accretion	(562,793)	-
Amount owing to John Hancock	$96,567,020	$-

9.	CASH SETTLED OPTION

	December 31,	June 30,
	2010	2010

Opening balance	$2,722,396	$1,820,844
Change in fair value recorded in income	(736,612)	901,552
Balance, end of period	$1,985,784	$2,722,396

The gain in fair value of the cash settled option reflects a downward revision of power production at Blue Mountain that results in a lower value for the option at the 2023 termination date of the EIG loan and therefore a lower present value at December 31, 2010.

10.	ASSET RETIREMENT OBLIGATION

	December 31,	June 30,
	2010	2010

Opening Balance	$1,291,274	$932,689
Additional liabilities incurred - wells	41,420	165,680
Revision of prior years estimates	-	119,370
Accretion expense	48,838	73,535
Balance, end of period	$1,381,532	$1,291,274

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL

a)	Authorized

Unlimited voting common shares – no par value.
25,000,000 first preferred shares – no par value (none issued).
25,000,000 second preferred shares – no par value (none issued).

Issued

See Consolidated Statement of Changes in Shareholders’ Equity.

b)	Stock Options

During the six month period ended December 31, 2010, the Company received $18,231 (2009 - $450,147) from the exercise of 35,000 (2009 – 702,000) stock options.

A summary of the changes in stock options for the six months ended December 31, 2010 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD

Balance, June 30, 2009	9,296,000	$0.76

Granted	480,000	1.00
Exercised	(714,000)	(0.67)
Expired	(560,750)	(1.09)
Forfeited	(9,750)	(0.57)

Balance, June 30, 2010	8,491,500	$0.77

Granted	1,695,000	0.75
Exercised	(35,000)	(0.53)
Forfeited	(249,000)	(0.93)
Balance, December 31, 2010	9,902,500	$0.76

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

b)	Stock Options (continued)

As at December 31, 2010, the following stock options were outstanding:

Exercise		Remaining
Price	Outstanding	Contractual	Number
CAD	Options	Life (Yrs)	Exercisable

$0.45 - $0.64	1,448,500	3.2	1,448,500
$0.65 - $0.84	5,360,000	2.5	4,862,500
$0.85 - $1.04	2,439,000	1.3	2,439,000
$1.05 - $1.24	655,000	2.7	655,000
	9,902,500	2.3	9,405,000

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding common shares at any point in time. During the six months ended December 31, 2010, the Company recorded $442,933 (2009 - $177,358) in stock-based compensation for options granted and/or vested.

Employee options vest over an 18-month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,	December 31,
	2010	2009

Risk free interest rate	1.70%	1.13 -1.33%
Expected life	3 years	3 years
Expected volatility	72%	70 - 71%
Expected dividend yield	-	-
Weighted average fair value of options granted	$0.36	$0.32 - $0.58

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

c)	Warrants

A summary of the changes in warrants for the six months ended December 31, 2010 is below:

	TCW Warrants		Share Purchase Warrants		Finders' Warrants

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of	Price	of	Price	of	Price
	Warrants	CAD	Warrants	CAD	Warrants	CAD

Balance, June 30, 2010	-	$-	-	$-	-	$-

Issued	4,500,000	1.50	20,700,000	0.70	1,000,000	0.50

Balance, December 31, 2010	4,500,000	$1.50	20,700,000	$0.70	1,000,000	$0.50

i.	EIG Warrants

On September 3, 2010, concurrent with the closing of the John Hancock loan, the Company issued EIG 4.5 million warrants exercisable at a price of CAD 1.50 for a period of five years. If the Company’s share price closes at CAD 2.00 or greater for a period of 20 consecutive trading days, the Company shall give written notice to EIG that if the warrants are not exercised within 30 days of the notice, the warrants shall expire.

The EIG warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.30%, dividend yield of 0%, volatility of 68% and an expected life of 4.6 years. The fair value of the warrants issued to EIG was CAD 0.12 per warrant.

ii.	Share Purchase Warrants

On September 24, 2010, the Company closed a non-brokered private placement for 20,700,000 units at a price of CAD 0.50 per unit, to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one three year transferable share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70 per warrant share. In the event that the closing price of the Company’s common shares on the TSX Venture Exchange is CAD 1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants, and in such case, the warrants must be exercised within 30 days.

The warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. The proceeds of the private placement were allocated between share capital and warrants outstanding, based on a fair value of the warrants issued of CAD 0.25.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

c)	Warrants (continued)

iii.	Finders’ Warrants

On September 24, 2010, the Company issued one million finders’ warrants as partial compensation for money raised in the non-brokered private placement. The finders’ warrants entitle the holder to acquire a unit (consisting of one common share and one warrant, exercisable at CAD 0.70 per warrant share) for a period of up to 36 months at an exercise price of CAD 0.50 per unit.

The finders’ warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. Fair value of the finders’ warrants issued was CAD 0.60 per warrant.

The value of the warrants was determined using a Monte Carlo simulation model rather than the Black-Scholes model due to the accelerated exercise of warrants based on price.

As at December 31, 2010, the following warrants were outstanding:

	Exercise		Remaining
	Price	Outstanding	Contractual
	CAD	Warrants	Life (Yrs)

TCW warrants	1.50	4,500,000	2.7
Share purchase warrants	0.70	20,700,000	2.7
Finders' warrants	0.50	1,000,000	2.7

12.	REVENUE

Revenue consists of:

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2010	2009	2010	2009
Electricity sales	$5,772,830	$2,644,045	$11,629,847	$2,644,045
Funds received from settlement	-	-	1,000,000	-
Consulting income from Crump Geyser JV	7,000	-	7,000	-
Total Revenue	$5,779,830	$2,644,045	$12,636,847	$2,644,045

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

13.	INTEREST EXPENSE

For the six month period ended December 31, 2010, the Company recorded $7,349,672 of interest expense (December 31, 2009 – $4,810,072). Details are as follows:

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2010	2009	2010	2009
Accretion on long-term payables	$21,438	$16,616	$42,889	$16,616
Lease obligations	623	-	1,275	-
Long-term liabilities - cash interest	4,017,666	5,108,846	9,148,996	5,108,846
Long-term liabilities - accretion	770,744	883,789	1,663,162	883,789
Other	1,103	561	1,103	561
Interest expense	4,811,574	6,009,812	10,857,425	6,009,812
Long-term liabilities - change in estimates	(2,856,783)	(1,199,740)	(3,507,753)	(1,199,740)
Net interest expense	$1,954,791	$4,810,072	$7,349,672	$4,810,072

14.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

As at December 31, 2010, a total of $72,174 (2009 - $140,973) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

At as December 31, 2010, a total of $25,746 (2009 – nil) was due from the joint venture company, Crump Geothermal Company LLC (“CGC”).

During the six months ended December 31, 2010 and 2009, the following were paid to or accrued for directors, companies controlled by directors of the Company and amounts invoiced to CGC:

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2010	2009	2010	2009

Directors' fees	$19,332	$16,082	$38,007	$33,397
Consulting expense, including success fee (directors)	91,957	113,074	641,745	175,082
Consulting revenue (CGC)	7,000	-	7,000	-

Consulting costs for 2010 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

15.	COMMITMENTS

a)

Under the terms of the power purchase agreement (“PPA”) with NVE, the Company is liable for the cost of alternative power and renewable energy credits in certain circumstances, particularly if the minimum power under the PPA is not available. Under terms of the PPA, the Company has cash collateralized $3,805,672 in letters of credit in favour of NVE, with the Bank of the West.

b)	Restricted Cash Short-term

Beneficiary	Issuing Bank	December 31,	June 30,
		2010	2010
John Hancock	Wilmington Trust	$8,119,767	$-

c)	Restricted Cash Long-term

Beneficiary	Issuing Bank	December 31,	June 30,
		2010	2010
John Hancock	Wilmington Trust	$5,757,423	$-
Oregon Dept. of Minerals – Reclamation	Bank of the West	150,000	150,000
Nevada Division of Minerals - Reclamation	Bank of the West	50,000	50,000
NV Energy – PPA	Bank of the West	3,805,672	3,805,672
		$9,763,095	$4,005,672

16.	ADDITIONAL CASH FLOW INFORMATION

		As at December 31,
a)	Cash and cash equivalents is comprised of	2010	2009
	Cash	$10,654,859	$22,909,831
	Short-term deposits	-	762,483
		$10,654,859	$23,672,314

		As at December 31,
(b)	Supplementary Non-Cash Investing Information	2010	2009
	Amount of accounts payable for future financing costs and transaction costs	$59,107	$60,378
	Amount of accounts payable for resource property interests	127,241	2,996
	Amount of accounts payable for property, plant and equipment	3,063,197	5,448,314
	Amount of accounts payable for intangible assets	30,096	-
	Amount of accounts receivable for government assistance	66,632	-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

16.	ADDITIONAL CASH FLOW INFORMATION (Continued)

		For the Three Months		For the Six Months
		ended December 31,		ended December 31,
c)	Interest	2010	2009	2010	2009
	Interest Received	$24,523	$16,902	$31,464	$33,521
	Interest Paid	2,748,229	3,655,829	8,040,717	3,655,829

17.	JOINT VENTURE TRANSACTIONS

On November 1, 2010, the Company entered into a joint venture agreement with Ormat Nevada Inc. (“Ormat”), where both companies will jointly develop the Crump Geyser project on a 50:50 basis under the company name, Crump Geothermal Company LLC (“CGC”). The Company contributed its title and interest in the Crump Geyser project geothermal leases, technical and engineering data, existing permits and the benefit from the DOE cost-share grant for exploration in relation to the Crump geyser area. The Company transferred assets with a book value of $559,416 to CGC.

The following amounts are included in the consolidated financial statements in respect of the joint venture:

			December 31,	June 30,
			2010	2010
Prepaid expenses			$7,053	$-
Resource property interests			1,700,357	-

	For the Three Months		For the Six Months
	ended December 31,		ended December 31,
	2010	2009	2010	2009
Operating expenses	$200,798	$-	$200,798	$-

The Company has recorded a deferred gain of $1,236,416 representing the excess of contributions made to the joint venture by Ormat over the book value of the contributions made by the Company.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

18.	SEGMENTAL ANALYSIS

	as at December 31, 2010
			Other
	Blue Mountain -		Development	Corporate and
	Faulkner I	Crump	phase	reconciling
	Power Plant	Geyser Project	projects	items	Total

Property, plant and equipment	$158,725,009	$-	$174,709	$1,541,211	$160,440,929

Segment assets	182,621,877	1,964,081	1,662,747	11,035,273	197,283,978

Segment liabilities	163,132,836	1,318,288	238,308	442,425	165,131,857

	as at June 30, 2010

Property, plant and equipment	$168,012,969	$-	$131,299	$1,572,708	$169,716,976

Segment assets	181,850,600	642,011	1,278,856	3,502,314	187,273,781

Segment liabilities	160,685,006	-	148,630	650,509	161,484,145

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

18.	SEGMENTAL ANALYSIS (Continued)

	Six Months ended December 31, 2010
			Other
	Blue Mountain -		Development	Corporate and
	Faulkner I	Crump	phase	reconciling
	Power Plant	Geyser Project	projects	items	Total

Revenue	$12,629,847	$7,000	$-	$-	$12,636,847

Amortization	17,281	-	430	163	17,874

Depreciation	3,454,826	-	18,581	44,557	3,517,964

Net Loss (income)	2,375,903	(25,109)	246,985	1,899,488	4,497,267

	Six Months ended December 31, 2009

Revenue	$2,644,045	$-	$-	$-	$2,644,045

Amortization	94	-	4,132	1,490	5,716

Depreciation	1,433,496	-	13,263	9,887	1,456,646

Net Loss	7,275,923	-	50,468	1,310,883	8,637,274

All of the Company’s geothermal properties are located in the U.S.; the Company’s head office is located in Canada.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(UNAUDITED)
(Expressed in US Dollars)

19.	CONTINGENT LIABLITIES

The Company is currently negotiating a settlement with NV Energy with regards to the Company’s force majeure claim relating to the January 2010 electrical failure. The Company does not believe NVE’s challenge has merit but a small settlement is being considered to avoid costly arbitration. The Company does not believe the payment will be material.

20.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to December 31, 2010:

a)	On January 4, 2011, a total of 25,000 share purchase warrants were exercised at CAD 0.70.

b)	On January 18, 2011, a total of 1,160,000 options exercisable at CAD 0.90 expired.

c)	On January 26, 2011, drilling at well 34-23 was completed and the well is being tested.

d)

On February 23, 2011, the Company entered into an agreement with Iceland America Energy Inc. (“IAE”) where the Company receives the exclusive right to purchase 100-per-cent ownership of IAE’s geothermal assets comprising of three projects in Southern California, for $4.15 million. The Company will pay $100,000 in cash and the balance in shares of the Company at a deemed price of CAD 0.65 per share. The transaction is expected to close by March 31, 2011.

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period presentation.